UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.

Publicly Held Company with Authorized Capital

Taxpayers’ Registry No. (CNPJ): 06.948.969/0001-75

NIRE: 35.300.316.584

MATERIAL FACT

Linx S.A. (“Linx” or “Company”) (B3: LINX3 | NYSE: LINX), in accordance with Article 157, paragraph 4 of Law No. 6.404/76, as amended (“Brazilian Corporate Law”) and CVM Normative Ruling No. 358, of January 3, 2002, hereby informs its shareholders, the market in general and others that it became aware of the material fact disclosed yesterday by Totvs S.A. (“Totvs”) regarding the proposal for the business combination of Totvs with Linx (“Totvs Proposal”). In relation to such material fact, the following must be informed, preliminarily:

The rectitude and independence of the Totvs Proposal evaluation process, which resulted in the resolutions adopted at the Company's Board of Directors' meeting held on October 1, 2020, are fully demonstrated in the entire process conducted by the independent members of the Board of Directors, who are members of the Independent Committee formed with the specific purpose of "receiving and evaluating" the Totvs Proposal, and embodied in the documentation attached to the respective minutes of the meeting, disclosed by the Company on October 2, 2020, and in numerous other acts.

The analysis and comparison of the terms and conditions of the Totvs Proposal and the Stone transaction by the Board of Directors was made in a free, disinterested, informed, and reflected manner, with the advice and opinions of renowned legal advisors and an economic-financial advisor. As a result, on October 1, 2020, the Board of Directors concluded unequivocally that, following a unanimous decision by the Fiscal Council and the Audit Committee, and considering the configuration then presented, that the Totvs Transaction was not, on that date, the transaction that best served the interests of the Company and its shareholders.

Notwithstanding, the Company, through the Independent Committee, will analyze the new proposal submitted by Totvs in yesterday's material fact and provide its assessment in due course, always serving the best interest of Linx and its shareholders.

The Company will maintain its shareholders and the market duly informed of any new material information on the matter.

São Paulo, October 9, 2020.

LINX S.A.

Ramatis Rodrigues

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 9, 2020

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer